SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33721; File No. 812-14722

Allianz Life Insurance Company of North America, <u>et al</u>; Notice of Application

December 20, 2019

<u>Agency</u>: Securities and Exchange Commission ("**Commission**").

<u>Action</u>: Notice of application for an order approving the substitution of certain securities

pursuant to section 26(c) of the Investment Company Act of 1940, as amended ("**Act**") and an

order of exemption pursuant to section 17(b) of the Act from section 17(a) of the Act.

<u>Applicants</u>: Allianz Life Insurance Company of North America ("**Allianz Life**")[1] and Allianz

Life Insurance Company of New York ("**Allianz NY**")[2] (together the "**Insurance Company**

Applicants"); their respective separate accounts, Allianz Life Variable Account A ("**Allianz**

Account A"),[3] Allianz Life Variable Account B ("**Allianz Account B**"),[4] and Allianz Life of

NY Variable Account C ("**Allianz Account C**")[5] (collectively, the "**Separate Accounts**" and

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[1]   Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota. Allianz Life offers fixed and variable annuities and individual life insurance. Allianz Life is licensed to do direct business in 49 states and the District of Columbia. Allianz Life is an indirect, wholly-owned subsidiary of Allianz SE, a European stock corporation.

[2]   Allianz NY is a stock life insurance company organized under the laws of the state of New York. Allianz NY offers fixed and variable annuities. Allianz NY is licensed to do direct business in six states and the District of Columbia. Allianz NY is a wholly-owned subsidiary of Allianz Life, and an indirect, wholly-owned subsidiary of Allianz SE.

[3]   Allianz Account A is a segregated asset account of Allianz Life established under Minnesota insurance laws. Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life. Allianz Account A is divided into subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered open-end investment company or portfolio thereof (each an "**Investment Option**"). Allianz Account A is registered as a unit investment trust under the Act.

[4]   Allianz Account B is a segregated asset account of Allianz Life established under Minnesota insurance laws. Allianz Account B is used to fund certain variable annuity contracts issued by Allianz Life. Allianz Account B is divided into subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account B is registered as a UIT under the Act.

[5]   Allianz Account C is a segregated asset account of Allianz NY established under New York insurance

together with the Insurance Company Applicants, the "**Section 26 Applicants**"); and Allianz Variable Insurance Products Trust (the "**VIP Trust**"), Allianz Variable Insurance Products Fund of Funds Trust (the "**FOF Trust**"), and the PIMCO Variable Insurance Trust (the "**PIMCO VIT**") (collectively with the Section 26 Applicants, the "**Section 17 Applicants**").

Summary of Application: The Section 26 Applicants seek an order pursuant to section 26(c) of the Act, approving the substitution of shares issued by certain investment portfolios of registered investment companies (the "**Target Funds**") for the shares of certain investment portfolios of registered investment companies (the "**Destination Funds**"), held by the Separate Accounts as investment options for certain variable life insurance policies and variable annuity contracts (such policies and contracts, the "**Contracts**") issued by Allianz Life and Allianz NY (the "**Substitutions**"). The Section 17 Applicants seek an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitutions.

Filing Dates: The application was filed on December 7, 2016 and amended on May 31, 2017, August 4, 2017, May 31, 2019 and August 13, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 14, 2020, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act,

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laws. Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY. Allianz Account C is divided into subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account C is registered as a UIT under the Act.

hearing requests should state the nature of the requester's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Allianz Life Insurance Company of North America, Allianz Life Variable Account A, Allianz Life Variable Account B, Allianz Variable Insurance Products Trust, and Allianz Variable Insurance Products Fund of Funds Trust, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297; Allianz Life Insurance Company of New York and Allianz Life of NY Variable Account C, 28 Liberty Street, 38th Floor, New York, NY 10005-1423; and PIMCO Variable Insurance Trust, 650 Newport Center Drive, Newport Beach, CA 92660.

For Further Information Contact: Jennifer O. Palmer, Senior Counsel, David J. Marcinkus, Branch Chief, Daniele Marchesani, Assistant Chief Counsel, or Nadya B. Roytblat, Assistant Chief Counsel, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

     1.   Variable insurance contracts (variable annuities and variable life insurance policies) are issued by insurance companies and typically have a two-tier structure. The top tier is a separate account of the insurance company, registered under the Act as a unit

investment trust ("**UIT**"). The separate account, in turn, has subaccounts that invest in numerous (sometimes hundreds of) underlying mutual funds (open-end management investment companies registered under the Act) and exchange-traded funds. Contract holders allocate their assets across these various underlying funds available through the separate account.

2. Allianz Life and Allianz NY offer Contracts issued by the Separate Accounts with one or more of the Target Funds included as an Investment Option.[6] Under the Contracts, the Insurance Company Applicants reserve the right, subject to Commission approval and compliance with applicable laws, to substitute Investment Options with other Investment Options after appropriate notice. The Contracts also permit the Insurance Company Applicants to limit the manner in which a Contract owner may allocate purchase payments to the subaccounts that invest in an Investment Option.[7]

3. Each Insurance Company Applicant, on behalf of itself and its Separate Account(s), proposes to replace shares of the Target Funds that are held in subaccounts of their Separate Accounts with shares of the corresponding Destination Funds, as shown in the table below.[8] The Insurance Company Applicants state that the proposed Substitutions

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[6]   The number of Investment Options currently available under the affected Contracts ranges from 13 to 50.

[7]   In addition to registering with the Commission as an investment company under the Act, each Separate Account has registered with the Commission its securities under the Securities Act of 1933 ("**1933 Act**"). In doing so, each Separate Account has filed a registration statement with the Commission that includes a prospectus describing the Contracts offered by the Separate Account and a copy of the form of such Contracts.

[8]   The Destination Funds are all series of the VIP Trust, FOF Trust, or PIMCO VIT, each a Delaware statutory trust registered as an open-end management investment company under the Act and whose shares are registered under the 1933 Act. Shares of the VIP Trust and the FOF Trust are sold to separate accounts of Allianz Life and Allianz NY for the purpose of funding variable annuity contracts and variable life insurance policies. The Destination Funds offered by the VIP Trust and FOF Trust are managed by Allianz Investment Management LLC ("**AIM**"), an affiliate of the Insurance Company Applicants. AIM is registered as an investment adviser under the Investment Advisers Act of 1940 ("**Advisers Act**"). Shares of the PIMCO VIT are sold to separate accounts of Allianz Life and Allianz NY, as well as other insurance companies, for the purpose of funding variable annuity

are part of an ongoing effort to make their Contracts more attractive to existing and prospective Contract owners and to make the Contracts more efficient to administer. Additional information for each Target Fund and the corresponding Destination Fund, including investment objectives, principal investment strategies, principal risks, and performance, as well as the fees and expenses of each Target Fund and its corresponding Destination Fund, can be found in the application.

Substitution	Target Fund	Destination Fund
1	Fidelity VIP FundsManager 50% Portfolio, Service Class 2	AZL Balanced Index Strategy Fund, Class 1
2	Templeton Growth VIP Fund, Class 1	AZL MSCI Global Equity Index Fund, Class 1
	Templeton Growth VIP Fund, Class 2	AZL MSCI Global Equity Index Fund, Class 2
3	BlackRock Global Allocation V.I. Fund, Class III	AZL Moderate Index Strategy Fund, Class 1
4	Fidelity VIP FundsManager 60% Portfolio, Service Class 2	AZL Moderate Index Strategy Fund, Class 1
5	Franklin Allocation VIP Fund, Class 2	AZL Moderate Index Strategy Fund, Class 1
6	Franklin Income VIP Fund, Class 1	AZL Fidelity Institutional Asset Management Multi-Strategy Fund, Class 1
	Franklin Income VIP Fund, Class 2	AZL Fidelity Institutional Asset Management Multi-Strategy Fund, Class 2
7	PIMCO All Asset Portfolio, Administrative Class	AZL Fidelity Institutional Asset Management Multi-Strategy Fund, Class 2
8	Franklin Strategic Income VIP Fund, Class 2	AZL Fidelity Institutional Asset Management Total Bond Fund, Class 2
9	Franklin Mutual Shares VIP Fund, Class 1	AZL Russell 1000 Value Index Fund, Class 1
	Franklin Mutual Shares VIP Fund, Class 2	AZL Russell 1000 Value Index Fund, Class 2
10	BNY Mellon VIF Appreciation Portfolio, Service Class	AZL S&P 500 Index Fund, Class 2
11	PIMCO Global Multi-Asset Managed Allocation Portfolio, Administrative Class	PIMCO Balanced Allocation Portfolio, Administrative Class
12	PIMCO Global Bond Opportunities Portfolio (Unhedged), Administrative Class	PIMCO Global Core Bond (Hedged) Portfolio, Administrative Class
13	PIMCO Dynamic Bond Portfolio, Administrative Class	PIMCO Total Return Portfolio, Administrative Class

4.   The proposed Substitutions will be described in supplements to the applicable

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contracts and variable life insurance policies. The Destination Funds offered by the PIMCO VIT are managed by Pacific Investment Management Company LLC ("**PIMCO**"), an affiliate of Insurance Company Applicants. PIMCO is registered as an investment adviser under the Advisers Act.

prospectuses for the Contracts filed with the Commission ("**Supplements**") and delivered to all affected Contract owners at least 30 days before the date the proposed Substitution is effected ("**Substitution Date**"). The Supplements, among other things, will advise Contract owners that, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract owners are permitted to transfer all of or a portion of their Contract value out of any subaccount investing in a Target Fund to any other available subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.

5.   The Section 26 Applicants will send the Supplements to all existing Contract owners. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the Supplements, as well as prospectuses and supplements for the Destination Funds.

6.   In addition to the Supplements distributed to Contract owners, within five business days after the Substitution Date, the Insurance Company Applicants will send Contract owners a written confirmation of the completed proposed Substitutions in accordance with rule 10b-10 under the Securities Exchange Act of 1934. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Insurance Company Applicants also will send each Contract owner current prospectuses for the Destination Funds involved to the extent that they have not previously received a copy.

7.   Each Substitution will take place at the applicable Target and Destination Funds' relative per share net asset values ("**NAV**") determined on the Substitution Date in accordance

with section 22 of the Act and rule 22c-1 thereunder. Each Substitution will be effected by having each Target Fund subaccount redeem its Target Fund shares in cash and/or in-kind on the Substitution Date at NAV per share and purchase shares of the appropriate Destination Fund at NAV per share calculated on the same date.[9]

8.   The Insurance Company Applicants or an affiliate will pay all expenses and transaction costs reasonably related to the proposed Substitutions. No costs of the Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or the obligations of the Insurance Company Applicants under the Contracts be altered in any way. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. The charges for optional living benefit riders may change from time to time and any such changes would be unrelated to the proposed Substitutions.

9.   The Section 26 Applicants state that the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitutions. The Section 26 Applicants further state that the effect Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Target Funds and Destination Funds, which the Section 26 Applicants cannot predict. The Section 26 Applicants further note that, at the time of the Substitutions, the Contracts will offer a comparable variety of Investment Options with as broad a range of

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[9]   The process for accomplishing the transfer of assets from each Target Fund to its corresponding Destination Fund will be determined on a case-by-case basis. In some cases, it is expected that the Substitutions will be effected by redeeming shares of a Target Fund for cash and using the cash to purchase shares of the Destination Fund. In other cases, it is expected that the Substitutions will be effected by redeeming the shares of a Target Fund in-kind; those assets will then be contributed in-kind to the corresponding Destination Fund to purchase shares of that fund.

risk/return characteristics.

10.   The Section 26 Applicants further state that they will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2018. The Section 26 Applicants further represent that separate account charges for any Contract owner on the Substitution Date will not be increased at any time during the two-year period following the Substitution Date.

Legal Analysis – Section 26(c) of the Act

1.   The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the Act approving the Substitutions. Section 26(c) of the Act prohibits any depositor or trustee of a UIT holding the security of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that Congress' concern underlying section 26(c) related to the lack of recourse and potentially additional fees experienced by investors in a single-security UIT in the case of a substitution.

2.   Applicants submit that each of the Substitutions is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In particular, Applicants point to the following:

(a) the contracts permit the substitutions, subject to Commission approval and compliance with applicable laws, upon appropriate notice;

(b) the prospectuses or statements of additional information for the Contracts contain appropriate disclosure of these rights;

(c) the Substitutions will be described in the Supplements delivered to all affected Contract owners at least 30 days before the Substitution Date;

(d) the Supplements also will advise Contract owners that, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date, Contract owners are permitted to transfer all of or a portion of their Contract value out of any subaccount investing in a Target Fund to any other available subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts;

(e) each Destination Fund and its corresponding Target Fund have similar or substantially similar investment objectives, principal investment strategies, and principal risks;[10] and

(f) the total net operating expenses of each Destination Fund will be the same or lower than those of the corresponding Target Fund for at least two years following the Substitution Date.

Applicants assert that, based on the terms noted above, and subject to the conditions set forth below, the proposed Substitutions do not raise the concerns underlying section 26(c) of

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[10]   Applicants note that prior Commission orders under section 26(c) for similar substitutions provide guidance as to the funds that may be viewed as comparable.

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the Act.

Opposition to Certain of the Proposed Substitutions

3.   As shown in the chart above, some of the Target Funds are advised by Franklin

Advisers, Inc. or one of its affiliates ("**Franklin**"). Franklin has submitted several letters to the

Commission opposing the application and stating its intent to request a hearing should the

Commission issue a notice on the application without resolving Franklin's concerns.[11]

4.   The Franklin Letters assert that the proposed Substitutions do not meet the

standard for an order under section 26(c) for the following reasons:[12]

(a) the Commission should approve substitutions under section 26(c) only when the

insurance company seeks to replace a fund due to unforeseen circumstances, such as impairment

of the fund or fraud, and not in other circumstances when the substitution would benefit the

insurance company;

(b) the proposed Substitutions would, for the most part, replace actively managed funds

with index funds that have lower performance, so that Contract owners will suffer a diminution

in the value of the guarantees purchased by the contract holders, to the detriment of the contract

holders and to the benefit of the Insurance Company Applicants; and

(c) as argued in a letter from the independent trustees of the Franklin-advised Target

Funds, the shareholders remaining in these funds after the Substitutions would be harmed

because the Substitutions would cause significant redemptions of shares of the Franklin-advised

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[11]   *See* letters from Franklin to Sara Crovitz, dated May 10, 2017, June 8, 2017, and August 22, 2017, and to Dalia Blass, dated September 12, 2019, submitted by Morgan Lewis, and letter from the independent trustees of the Franklin Templeton Variable Insurance Products Trust to Sara Crovitz, dated August 18, 2017, submitted by Schiff Hardin (the "**Franklin Letters**"), *available at* https://www.sec.gov/rules/icreleases.shtml#insprodfundsub. Allianz submitted two letters, dated August 4, 2017 and September 24, 2019, responding to the Franklin Letters.

[12]   The Franklin Letters also argue that the proposed Substitutions are joint transactions and thus require an order under section 17(d) of the Act and rule 17d-1, which the application fails to request.

Target Funds, which could impact the ability of such funds to follow their current investment strategies and would likely increase costs to remaining shareholders.

The Application Satisfies the Standards in Section 26(c)

5.   The Commission has considered these arguments.   As noted above, section 26(c) states that "The Commission shall issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

     A.   The Allianz Application Is Consistent with Investor Protection

       i.   Protective Conditions

6.   Since the early 1980s, the Commission has issued nearly 200 substitution orders under section 26(c) involving variable insurance contract UIT subaccounts replacing their underlying mutual funds. The terms and conditions of these orders[13] and of the Allianz application[14] are designed to address investor protection on the two points expressly addressed in the legislative history of Section 26(c).

       ii.   Consideration of Impact on Value of Guarantees Not Required

7.   The Franklin Letters argue that in reviewing a substitution application under section 26(c), the Commission also should be concerned about any diminution in the value of the variable insurance contracts' guarantees as the underlying actively-managed mutual funds are

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[13]   As orders are subject to the terms and conditions set forth in the related applications, a reference to the terms and conditions of an order includes the terms and conditions described in the related application.

[14]   In this regard, the September 12, 2019 Franklin Letter stated that "We have done a preliminary analysis, and the effect of the proposed substitutions is that some of the [Destination] [F]unds would experience an increase in their total operating expense ratios and one fund would also lose the benefit of fee breakpoints." Among other things, the terms and conditions require that the total net operating expenses of each replacement fund will be the same or lower than those of the corresponding target fund for at least two years following the substitution date.

being replaced with index mutual funds, to the benefit of the insurance company. Because typically the benefit base used for variable contracts' living and death benefit guarantees is reset periodically by reference to the contract's account value, contract holders are disadvantaged by the replacement of actively-managed fund options that seek to "beat, rather than just meet, a benchmark."[15] The Commission believes that this argument should be rejected for several reasons.

8.   First, consistent with prior substitution orders, the proposed Destination Funds are substantially similar to the Target Funds in the application.[16] Second, it is not a foregone conclusion that replacing an actively-managed fund with an index fund will lead to a diminution in the value of the variable insurance contract's guarantee. The application states that "[w]hat effect the proposed [s]ubstitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the [Target Funds] and [Destination Funds], which [Applicants] cannot predict. Nevertheless, [Applicants] note that at the time of the proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics." Finally, if the consideration of the impact of substitutions on changes in the value of contracts' guarantees were to factor into the Commission's review of substitution applications under section 26(c), the Commission would be tasking itself with calculating how substitutions would affect the value of variable insurance contract guarantees in the context of hundreds, if not thousands, of funds.

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[15]   Franklin Letter, dated May 10, 2017, submitted by Morgan Lewis, at p. 3.

[16]   *See, e.g., AXA Equitable Life Ins. Co., et al.*, Rel. Nos. IC-33201 (Aug. 15, 2018) (Notice) and IC-33224 (Sep. 11, 2018) (Order), File No. 812-14831; *The Guardian Ins. & Annuity Co., Inc., et al.,* Rel. Nos. IC-32967 (Jan. 10, 2018) (Notice) and IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; *Commonwealth Annuity and Life Ins. Co., et al.*, Rel. Nos. IC-32615 (Apr. 27, 2017) (Notice) and IC-32644 (May 23, 2017) (Order), File No. 812-14646; *Transamerica Advisors Life Ins. Co., et al.*, Rel. Nos. IC-32571 (Mar. 24, 2017) (Notice) and IC-32606 (Apr. 19, 2017) (Order), File No. 812-14487*; Allianz Life Ins. Co. of North America, et al.*, Rel. Nos. IC-32207 (Aug. 3, 2016) (Notice) and IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580.

Such calculations would be complex and rely on numerous assumptions and other factors, including estimates of the future performance of the funds involved over varying time frames, and the impact of future performance on the benefit base used to set the insurance guarantees.

> B. The Application Is Consistent with the Purposes Fairly
> Intended by the Policy and Provisions of the Act

> > i. Section 26(c) of the Act

9. The purposes intended by section 26(c) of the Act, as discussed above, were to protect the UIT's shareholders from having no recourse when the single portfolio security of the UIT is replaced and incurring additional fees in reinvesting any redemption proceeds. For the reasons discussed above, the terms and conditions of the application satisfy these investor protection purposes.

> > ii. Section 1(b)(2) of the Act

10. Another potentially relevant purpose of the Act is set forth in Section 1(b)(2) of the Act. It states, in relevant part, that the national public interest and the interest of investors are adversely affected when the portfolio securities of investment companies are selected in the interest of "persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders." In a substitution application (including the Allianz application), the portfolio securities (the underlying mutual funds) of the separate account UIT arguably are being selected in the interest of the insurance company that had issued the variable insurance contract. The Franklin Letters argue that the Commission should permit substitutions under section 26(c) only under exceptional or unforeseen circumstances, such as when the existing fund is impaired or in cases of fraud, and not in other circumstances when the substitution would benefit the insurance company. Although the Franklin Letters do not specifically refer to section 1(b)(2) of the Act in the context of this argument, we believe their

argument may echo the concern reflected in that section.

11.   To interpret section 26(c) as allowing Commission approval of substitutions only in unforeseen or exceptional circumstances would be in conflict with section 26(c), its legislative history, and the purposes of the Act more broadly. It also would be a significant departure from prior practice.[17] Further, the Commission believes any section 1(b)(2) concern is addressed by the standard terms and conditions of the substitution orders under section 26(c), including those in the Allianz application. These terms and conditions serve as a check on the insurance company's actions in replacing the mutual funds underlying its separate account UIT, and are designed to help investor protection. The Commission notes that insurance companies have offered separate account UITs with numerous investment options with the expectation and understanding that they would have the ability to make changes among the investment options in appropriate circumstances.[18] The variable insurance contracts expressly permit such substitutions.

iii.   Section 12(d)(1)(E) of the Act

12.   The Commission also has considered the concern expressed by the independent directors of the Franklin-advised Target Funds about the loss of assets in those funds as a

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[17]   *Id.*

[18]   *See*, *e.g.*, letter dated Jan. 21, 2017 from Sutherland on behalf of the Hartford Life Insurance Company, *et al.* to the Commission in response to the hearing requests of the American Funds, among others, on the Hartford Substitution Application, at 3 (stating "[i]nsurance companies are not able to offer the significant benefits of various variable insurance contracts unconditionally. They can be responsibly offered only with certain unilateral insurer conditions, *e.g.*, limitations on initial and subsequent premium amounts; restricting access to certain underlying funds; age limitations for benefit availability; and, perhaps most vital to insurers, the ability to add, delete, merge, close and *substitute* fund offerings. Insurance companies use these contractual rights to manage operational expenses and insurance risks over the long life of their guarantees, and to manage contract owners' changing needs over those same durations"), *available at* https://www.sec.gov/comments/812-14446/81214446-1523020-130992.pdf.

result of the Substitutions. There is no indication in the legislative history of section 26(c)

that Congress was concerned with the impact of the substitution on the company in which the

UIT was invested.[19] The application involves subaccounts of UITs that invest in the Target

Funds in reliance on section 12(d)(1)(E) of the Act.[20] The requirements of that section, which

excepts certain fund-of-funds arrangements from the prohibitions in section 12(d)(1)(A), (B)

and (C), are concerned with protecting the shareholders of both the investing UIT and the

underlying fund.[21] The Commission has considered the concerns underlying section

12(d)(1)(E) as they might relate to the Franklin-advised Target Funds with respect to whether

the Substitutions are consistent with "the purposes fairly intended by the policy and

provisions" of the Act. The Commission believes the fact that the Franklin-advised funds

could lose assets due to the Substitutions is not a concern under section 12(d)(1)(E), which

does not limit a UIT's ability to redeem its shares from an underlying fund. A more relevant

concern would be if the insurance company, through its separate account UIT, was trying to

somehow engage in overreaching with respect to the Franklin-advised funds through the

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[19]   Legislative history indicates that Congress's concern in enacting section 26(c) was the protection of the contract holder. *See* Senate Report, *supra* note 10 (stating "[t]he proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to share holders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load").

[20]   Section 12(d)(1)(E) is a conditional exemption from the restrictions in section 12(d)(1), which limit so-called "fund-of-funds" arrangements in which one mutual fund invests in the shares of another. Section 12(d)(1)(E) exempts a fund acquiring shares of another fund from the 12(d)(1) limits if, among other things, the acquired shares are the only security owned by the acquiring fund. This exemption is relied upon by, among others, most insurance company separate accounts, which are organized as UITs and divided into subaccounts, each of which invests proceeds from the sale of interests in variable annuity and variable life insurance contracts in shares of a mutual fund.

[21]   We note that section 12(d)(1)(E)(iii)(bb) requires section 26(c)-type Commission approval of substitutions in the fund-of-funds context only where the acquiring fund is *not* registered under the Act.

threat of redemption. No allegation has been made that Allianz is engaged in an attempt to overreach the Target Funds through a threat of redemption, and the Commission is not aware of any overreaching behavior.

iv.   Section 17(d) of the Act

13.   Finally, the Commission has considered the argument in the Franklin Letters that the Substitutions require an order under section 17(d) of the Act and rule 17d-1. These provisions generally prohibit an affiliated person of a registered investment company from participating in or effecting a joint transaction in which the registered investment company is a participant, without first obtaining an order of the Commission.[22] The Franklin Letters have not articulated why the proposed Substitutions would involve a joint transaction, including what would be the joint transaction and how an affiliated person of the funds involved, acting as principal, is participating in the transaction. In addition, we believe the Substitutions are similar to other transactions involving two-tier structures that are permitted under section 12(d)(1)(E) where relief from section 17(d) and rule 17d-1 is not necessary, regardless of whether the underlying fund is an affiliate of the top-tier fund.[23] As with those other structures, relief from

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[22]   Section 17(d) states: "It shall be unlawful for any affiliated person of […] a registered investment company […], or any affiliated person of such a person […], acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person […], or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant." Rule 17d-1 prohibits such joint arrangements, "unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted [...]." Rule 17d-1 further states that, "[i]n passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants."

[23]   *See supra* note 20. Section 12(d)(1)(E) is also relied upon by master-feeder fund arrangements, in which one or more funds pool their assets by investing in a single fund with the same investment objective.

section 17(a) is necessary for in-kind transactions between the top-tier fund and underlying fund.[24]

Legal Analysis – Section 17(a) of the Act

14.   The Section 17 Applicants request that the Commission issue an order pursuant to section 17(b) of the Act exempting them from section 17(a)(1) and (2) of the Act to the extent necessary to permit them to carry out the Substitutions by redeeming shares issued by each applicable Target Fund in-kind and using the securities distributed as redemption proceeds to purchase shares issued by the applicable Destination Funds (the "**In-Kind Transactions**"). Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, knowingly from selling any security or other property to such registered investment company. Section 17(a)(2) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, knowingly from purchasing any security or other property from such registered investment company. "Affiliated person" is defined in section 2(a)(3) of the Act.[25]

15.   At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of each Target Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the corresponding

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[24]   *See* discussion of sections 17(a)(1) and 17(a)(2) of the Act *infra* pp. 17-18.

[25]   Section 2(a)(3) defines affiliated person as "(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof."

Destination Fund, with each subaccount of the applicable Separate Account investing the proceeds of its redemption from the Target Fund in the corresponding Destination Fund. Thus, the proposed transactions may involve a transfer of portfolio securities by each Target Fund to Allianz Life and Allianz NY. Immediately thereafter, Allianz Life and Allianz NY would purchase shares of the corresponding Destination Fund with the portfolio securities and/or cash received from the applicable Target Fund. This aspect of the Substitution may be considered to involve one or more sales by Allianz Life or Allianz NY of securities or other property to the applicable Destination Fund. Based on the affiliations detailed in the application, these in-kind transactions may be prohibited by section 17(a)(1) and (2) of the Act.

16.   Section 17(b) of the Act, in relevant part, provides that, notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction from one or more provisions of section 17(a). Pursuant to section 17(b), the Commission shall grant such application and issue such order of exemption if evidence establishes that: the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and the proposed transaction is consistent with the general purposes of the Act.

17.   Accordingly, the Section 17 Applicants seek relief under section 17(b) from section 17(a) for the in-kind purchases and sales of the Destination Fund shares. The Section 17 Applicants submit that the In-Kind Transactions satisfy the standards for an order under section 17(b) because: (i) the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching

on the part of any person concerned because the proposed In-Kind Transactions will comply

with rule 17a-7 under the Act, other than the requirement relating to cash consideration

(because the In-Kind Transactions will involve portfolio securities of the Target Funds and

shares issued by the Destination Funds);[26] (ii) the In-Kind Transactions will be consistent with

the policies of each Target Fund and corresponding Destination Fund as stated in their

respective registration statements and reports filed with the Commission; and (iii) the In-Kind

Transactions are consistent with the general purposes of the Act because they do not raise any

investor protection concerns.

Applicants' Conditions:

The Section 26 Applicants agree that any order granting the requested relief will be

subject to the following conditions:

1.   The proposed Substitutions will not be effected unless the Insurance Company

Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-

end investment companies in the manner contemplated by the application; (b) the proposed

Substitutions can be consummated as described in the application under applicable insurance

laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified

for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2.   The Insurance Company Applicants or their affiliates will pay all expenses and

transaction costs of the proposed Substitutions, including legal and accounting expenses, any

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[26]   Rule 17a-7 is a conditional exemption from section 17(a) of the Act that permits purchase and sale transactions among affiliated investment companies, or between an investment company and a person that is affiliated solely by reason of having a common (or affiliated) investment adviser, common directors, and/or common officers. In the adopting release to the original Rule 17a-7, the Commission stated that the purpose of the rule was to "eliminate filing and processing applications under circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made" and that the conditions of the rule "are designed to limit the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction." Inv. Co. Act Rel. No. 4697 (Sep. 8, 1966) at 2-4.

applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions. The proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution. For each Substitution, the combined current management fee and Rule 12b-1 fee of the Destination Fund at all asset levels will be no higher than that of the corresponding Target Fund at corresponding asset levels.

3.　　　　The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with section 22(c) of the Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.　　　　The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitutions.

5.　　　　The rights or obligations of the Insurance Company Applicants under the Contracts of affected Contract owners will not be altered in any way.

6.　　　　Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Target Fund (before the Substitution Date) or the Destination Fund (after the Substitution Date) to any other available Investment Option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company

Applicants will not exercise any right they may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of the Target Funds with the Destination Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurance Company Applicants will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Destination Fund.

8.   Insurance Company Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9.   The Section 26 Applicants will cause AIM or PIMCO, as applicable, as the investment adviser of each Destination Fund, to enter into a written contract with the applicable Destination Funds, whereby, during the two (2) years following the Substitution Date, the annual net operating expenses of each such Destination Fund will not exceed, on an annualized basis, the annual net operating expenses of any corresponding Target Fund for fiscal year 2018.   The

Section 26 Applicants further agree that separate account charges for any Contract owner on the

Substitution Date will not be increased at any time during the two-year period following the

Substitution Date.

     By the Commission.

                    J. Matthew DeLesDernier
                    Assistant Secretary